CHINA AOXING PHARMACEUTICAL COMPANY, INC.

40 Wall Street, 28th Fl

New York, NY 10005

646-512-5662

August 6, 2008

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.

       Form 10-KSB for the fiscal year ended June 30, 2007

       File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated June 18, 2008.  We are engaged in preparing responses to the Staff’s comments in your letter.  However the simultaneous preparation of our audited statements for the year ended June 30, 2008 has delayed our response to the Staff’s comments.  We expect to have complete responses filed on or before August 29, 2008.

Sincerely,

/s/ Hui Shao

Hui Shao

Senior Vice President